

Mail Stop 3561

August 31, 2010

Mr. Grant L. Siler
Principal Accounting Officer
Archon Corporation
4336 Losee Road, Suite 5
North Las Vegas, Nevada 89030

      Re: **Archon Corporation**
              Form 10-K for the year ended September 30, 2009
              Form 10-K for the year ended September 30, 2008
              File Number: 001-09481

Dear Mr. Siler:

      We have reviewed your response letter dated December 21, 2009 as well as the fiscal 2009 Form 10-K and have the following additional comments. Where indicated, we think you should amend your filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are not applicable or a revision is unnecessary. Please be as detailed as necessary. We look forward to working with you in these respects and welcome any questions you may have about any aspect of our review.

      Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the fiscal year ended September 30, 2008

General

1. Please file an amended Form 10-K for the year ended December 31, 2008 for the changes discussed in your response letters dated October 27, 2009 and December 21, 2009, as well as for the items discussed below.

Item 9A. Controls and Procedures, page 46

2.   Refer to previous comment 10 in our letter dated November 24, 2009. Please note that any omission of disclosure required by Item 308T of Regulation S-K is considered by the Staff to be a material deficiency. Further, you have provided the Disclosure Controls and Procedures assessment required by Item 307 of Regulation S-K, but excluded fully the required separate disclosure of management's assessment of Internal Control over Financial Reporting. Please amend your September 30, 2008 Form 10-K accordingly.

3.   Refer to previous comment 11 in our letter dated November 24, 2009. Your disclosure currently states that your disclosure controls and procedures were ""effective except for the material weakness discussed." The language in this disclosure must specifically state that your disclosure controls and procedures are "ineffective." Further, your exclusion of the required internal control assessment is a material weakness in your disclosure controls and procedures. Please amend your September 30, 2008 Form 10-K accordingly.

Form 10-K for the Year Ended September 30, 2009

Item 6. Selected Financial Data, page 13

4.   Both of the long-term debt amounts for 2008 do not agree with the corresponding amounts shown in your 2008 balance sheet on page 29. Please revise, as appropriate.

Item 7. Management's Discussion and Analysis

Results of Operations, page 17
5.   As indicated in Item 303(a) of Regulation S-K, you should discuss the results of your operations on a segment-by-segment basis where such discussion facilitates an understanding of your business. This disclosure should focus on each relevant, reportable segment or other subdivision of the business and on the registrant as a whole. The rental property segment appears relevant as it represents a substantial source of income for each period an income statement is presented.

Consolidated Financial Statements

Consolidated Statements of Operations, page 31

6.   Diluted income (loss) per share amounts should be presented for the fiscal year ended September 30, 2009, even if they are the same amounts as for basic EPS. For guidance, see ASC 260-10-45-7.

Consolidated Statements of Cash Flows, page 34

7. Please tell us whether the item "Proceeds from/(payments on) debt" is presented gross or net in your consolidated statements of cash flows, and whether this amount represents changes in short-term or long-term debt. See ASC 230-10-45-7 for related guidance.

Note 2 – Summary of Significant Accounting Policies

Property and Equipment, page 38

8. Please revise your disclosure related to the current year $3.5 million impairment on the Pioneer assets to include the facts and circumstances leading to the impairment charge. See ASC 350-20-50-2(a).

Note 5 – Rental Property Held for Investment, page 48

9. In your response letter, dated December 21, 2009, you indicate that neither lease qualifies as a leveraged lease because neither lease meets the definition of a direct financing lease as defined under ASC 840-10-25-43(b)(1) as the criteria specified in ASC 840-10-25-1 are not met. Please provide to us, in your response, your complete analysis under ASC 840-10-25-43(c) including your calculations for each lease demonstrating that none of the qualifications in FASB ASC 840-10-25-1 have been met. We suggest you use the format set forth in ASC 840-30-55-26 when preparing your response.

10. Please tell us in your response why you believe the Gaithersburg property, given its identification as property held for investment, qualifies as a discontinued operation. Specifically, the guidance in FASB ASC 360-10-05-3 indicates that such guidance applies to long-lived tangible assets used to create and distribute an entity's products and services, including land, land improvements, and buildings. It is unclear why you believe the Gaithersburg property, classified as land held for investment, is within the scope of this guidance since it has not been used in your hotel and casino operations.

11. As a related matter, please justify the classification of income from Rental Property Held for Investment as an operating item. Specifically, address how such income meets the definition of an operating item given its passive nature and the fact that it appears unrelated to your main business of operating the Pioneer Hotel and Gambling Hall in Laughlin, Nevada.

Item 9A. Controls and Procedures, page 62

12. You have included the required language and assessment under Item 308 of Regulation S-K regarding internal control over financial reporting under the heading "Disclosure Controls and Procedures," but have not included the required language and assessment of disclosure controls and procedures. Please note that assessments of both Disclosure Controls and Procedures and Internal Control over Financial Reporting are required under Items 307 and 308 of Regulation S-X, respectively, and that the Staff considers omission of any part thereunder to be a material deficiency. Please file an amendment to your Form 10-K for the fiscal year ended September 30, 2009 to include both of the required assessments.

13. As a related matter, it appears you have excluded language required in your certifications filed as Exhibits 31.1 and 31.2 to your Form 10-K and in subsequent quarterly filings. Specifically, you have excluded the language regarding the design of internal control over financial reporting. Please include revised certifications inclusive of such language in your amended Form 10-K for the fiscal year ended September 30, 2009. Refer to Item 601(b)(31) of Regulation S-K.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or me at 202-551-3211 if you have questions regarding comments on the financial statements, related matters, or any other questions.

Sincerely,

David R. Humphrey
Branch Chief